FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC. (File # 0-08797)
(Translation of the Registrant's Name into English   )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

Attachments:

1.   Press Release(s) April 2010

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F   X   FORM 40F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES ___   NO   X

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             ANGLO SWISS RESOURCES INC.
                                             (Registrant)

Dated: May 3, 2010   BY: *Chris Robbins*

                                             It's   Vice President
                                                       (Title)

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ANGLO SWISS RESOURCES INC.
Suite 309 - 837 West HASTINGS Street
Vancouver, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

May 3, 2010

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
   SEC FILE NO. 0-08797
   FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
   Vice President

April 6, 2010

**Anglo Swiss Resources Retains Equity Exploration Consultants Ltd. for
2010 Nelson Mining Camp Exploration Program**

IMMEDIATE RELEASE	**Vancouver, British Columbia.**
April 6, 2010	**TSX Venture: ASW**
8:00 am EST	**OTCBB: ASWRF**
	Frankfurt: AMO

Anglo Swiss Resources Inc. has retained the services of Equity Exploration Consultants Ltd. ("Equity") to compile and interpret exploration data across the 150 square kilometer Nelson Mining Camp ("NMC") in southeastern British Columbia. The NMC is located along the Silver King Regional Shear zone which is host to numerous historical gold, silver and poly-metallic mines and Anglo Swiss' Kenville Gold Mine which is located at the northern boundary of the Camp.

Equity's core strength is its full-time staff of 11 expert geologists and support team members, in addition to a wide network of associates fulfilling technical and logistical roles as required. Since 1987, Equity has provided customized, turnkey exploration project management services to dozens of large and small mineral exploration companies around the world.

Len Danard, President and CEO remarks " We are very pleased to have Equity bring their expertise and experience as we initiate the 2010 exploration program over the Nelson Mining Camp. The Nelson Mining Camp has a large footprint of highly prospective land with numerous past producing gold, silver and poly-metallic mines. We welcome Equity as we work towards meeting our mutual goal of defining a gold-enriched poly-metallic discovery and bringing a new major discovery to this historically mineral rich area of British Columbia."

The 2010 exploration programs are designed to systematically test the depth potential of numerous gold, silver and poly-metallic targets over a newly consolidated land package by placing exploration data from a historical mining district into a modern framework. A portion of the exploration program will focus on expanding the current gold resources at the Company's 100% owned Kenville Gold Mine.

The airborne MAG/EM geophysical survey to be performed by Aeroquest International Ltd. is expected to start immediately, weather permitting, which will provide complete coverage of the property and assist in the targeting of potential mineralized bodies and delineating the extent of known mineralized systems. This survey will also re-confirm the two anomalies identified by the Geotech VTEM airborne along their extended strike length within the total land package.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 150 square kilometer Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp is situated along the Silver King Regional Shear Zone striking for approximately 10 kilometers. The Silver King Shear is the host to numerous, historical gold, silver and poly-metallic mines in southeastern British Columbia including Anglo Swiss' 100% owned Kenville Gold Mine. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:
Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

April 13, 2010

Anglo Swiss Resources Retains St.Pierre GeoConsultant Inc. for Airborne Geophysical Survey Nelson Mining Camp

IMMEDIATE RELEASE	**Vancouver, British Columbia.**
April 13, 2010	**TSX Venture: ASW**
8:00 am EST	**OTCBB: ASWRF**
	Frankfurt: AMO

Anglo Swiss Resources Inc. has retained the services of St.Pierre GeoConsultant Inc. ("St.Pierre") to compile and interpret the MAG/EM data generated from the Aeroquest airborne geophysical survey underway on the 150 square kilometer Nelson Mining Camp ("NMC") in southeastern British Columbia. The NMC is located along the Silver King Regional Shear zone which is host to numerous historical gold, silver and poly-metallic mines and Anglo Swiss' Kenville Gold Mine which is located at the northern boundary of the Camp.

The NMC has never been subjected to large-scale systematic exploration using modern techniques, and the first phase of this approach consists of flying a state of the art airborne magnetic and electromagnetic survey consisting of Aeroquest's AeroTEM III system. This survey will collect approximately 2,667 line kilometers of high-resolution data and provide complete coverage of the property. It will enable the direct detection of conductive features, often caused by metallic mineralization, and aid in the structural interpretation of the geology as it relates to known deposits.

St.Pierre will overseen the execution of the airborne survey, and interpret the results in order to define anomalies and design follow-up exploration programs consisting of ground surveys and drilling.

St.Pierre has also completed the initial analysis of a smaller VTEM airborne survey completed in February of 2010. The results successfully identified two significant anomalous conductive features. One consists of a NNE trending conductor with a strike extent in excess of 3km, and the other is a cluster of conductors in the immediate vicinity of the Silver Lynx zinc, lead, copper and silver showings.

Len Danard, President and CEO remarks " We are very pleased to have St.Pierre's extensive expertise and experience as we initiate the airborne survey of the 2010 exploration program over the Nelson Mining Camp. We welcome St.Pierre to our team as we work towards meeting our mutual goal of defining a gold-enriched poly-metallic deposit and bringing a new major discovery to this historically mineral rich area of British Columbia."

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its 150 square kilometer Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp is situated along the Silver King Regional Shear Zone striking for approximately 10 kilometers. The Silver King Shear is the host to numerous, historical gold, silver and poly-metallic mines in southeastern British Columbia including Anglo Swiss' 100% owned Kenville Gold Mine. Please visit the Company's website at www.anglo-swiss.com for more information on the Company and its projects.

Company contacts:
Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions